Filed with the Securities and Exchange Commission on May 2, 2005

1933 Act Registration File No. 333-62298
1940 Act File No. 811-10401

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. _6_	☒
and
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. _8_	☒

(Check appropriate box or boxes.)

TRUST FOR PROFESSIONAL MANAGERS
(Exact Name of Registrant as Specified in Charter)

615 East Michigan Street
Milwaukee, Wisconsin 53202
(Address of Principal Executive Offices) (Zip Code)

(414) 287-3338
(Registrant’s Telephone Numbers, Including Area Code)

Chad Fickett, Esq.
U.S. Bancorp Fund Services, LLC
615 East Michigan Street, 2nd Floor
Milwaukee, Wisconsin 53202
(Name and Address of Agent for Service)

Copies to:

Carol A. Gehl, Esq.
Godfrey & Kahn S.C.
780 North Water Street
Milwaukee, Wisconsin 53202
(414) 273-3500

As soon as practical after the effective date of this Registration Statement
Approximate Date of Proposed Public Offering

It is proposed that this filing will become effective

[X]                     immediately upon filing pursuant to paragraph (b)

[   ]                     on _______________________ pursuant to paragraph (b)

[   ]                     60 days after filing pursuant to paragraph (a)(1)

[   ]                     on   pursuant to paragraph (a)(1)

[   ]                     75 days after filing pursuant to paragraph (a)(2)

[   ]                     on   pursuant to paragraph (a)(2) of Rule 485.

If appropriate, check the following box

[   ]                    this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

This amendment consists of the following:

(1) Facing Sheet of the Registration Statement.
(2) Part C of the Registration Statement (including signature page).

The Prospectus and Statement of Additional Information are incorporated by reference from Post-Effective Amendment No. 5 to this Registration Statement (File No. 333-62298) filed on April 15, 2005. There have been no changes to the Prospectus or Statement of Additional Information.

This amendment is being filed in order to file as Exhibits:

Investment Advisory Agreement	EX-99.d
Underwriting Agreement	EX-99.e
Custody Agreement	EX-99.g
Fund Administration Servicing Agreement	EX-99.h.1
Transfer Agent Servicing Agreement	EX-99.h.2
Fund Accounting Servicing Agreement	EX-99.h.3
Operating Expenses Limitation Agreement	EX-99.h.5
Opinion and Consent of Counsel	EX-99.i
Rule 12b-1 Plan	EX-99.m
Code of Ethics for Registrant	EX-99.p.1
Code of Ethics for Advisor	EX-99.p.2

TRUST FOR PROFESSIONAL MANAGERS
PART C

(THE APPLETON GROUP FUNDS)
OTHER INFORMATION

Item 23. Exhibits.

(a)       Declaration of Trust

(1)	Amended Certificate of Trust — Previously filed with Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement on Form N-1A with the SEC on November 24, 2004.

(2)	Agreement and Declaration of Trust — Previously filed with Registrant’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-1A with the SEC on August 1, 2001 and is incorporated by reference.

(b)        Amended Bylaws — Previously filed with Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement on Form N-1A with the SEC on November 24, 2004.

(c)        Instruments Defining Rights of Security Holders — Incorporated by reference to the Agreement and Declaration of Trust.

(d)        Investment Advisory Agreement — Filed herewith.

(e)       Underwriting Agreement — Filed herewith.

(f)        Bonus or Profit Sharing Contracts — Not applicable.

(g)       Custody Agreement — Filed herewith.

(h)       Other Material Contracts

(1)	Fund Administration Servicing Agreement — Filed herewith.

(2)	Transfer Agent Servicing Agreement — Filed herewith.

(3)	Fund Accounting Servicing Agreement — Filed herewith.

(4)	Power of Attorney — Previously filed with Registrant’s Pre-Effective Amendment No. 4 to its Registration Statement on Form N-1A with the SEC on February 10, 2005 and is incorporated by reference.

(5)	Operating Expenses Limitation Agreement — Filed herewith.

(i)         Opinion and Consent of Counsel — Filed herewith.

(j)          Consent of Independent Auditors— Not applicable.

(k)        Omitted Financial Statements — Not applicable.

(l)	Agreement Relating to Initial Capital — Previously filed with Registrant’s Post-Effective Amendment No. 2 to its Registration Statement on Form N-1A with the SEC on December 19, 2003 and is incorporated by reference.

(m)        Rule 12b-1 Plan —Filed herewith.

(n)        Rule 18f-3 Plan — Not applicable.

(o)        Reserved.

(p)        Code of Ethics

(1)	Code of Ethics for Registrant — Filed herewith.

(2)	Code of Ethics for Advisor — Filed herewith.

Item 24. Persons Controlled by or Under Common Control with Registrant.

               No person is directly or indirectly controlled by or under common control with the Registrant.

Item 25. Indemnification.

Reference is made to Article X of the Registrant’s Declaration of Trust.

Pursuant to Rule 484 under the Securities Act of 1933, as amended, the Registrant furnishes the following undertaking: “Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Act”) may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.”

Item 26. Business and Other Connections of the Investment Adviser.

The Appleton Group, LLC (the “Advisor”) serves as the investment adviser for The Appleton Group Fund and The Appleton Group PLUS Fund. The principal business address of the Advisor is 100 W. Lawrence Street, Suite 211, Appleton, WI 54911. With respect to the Advisor, the response to this Item will be incorporated by reference to the Advisor’s Uniform Application for Investment Adviser Registration (Form ADV) on file with the Securities and Exchange Commission ("SEC"), dated February 2, 2005. The Advisor’s Form ADV may be obtained, free of charge, at the SEC's website at www.adviserinfo.sec.gov.

Item 27. Principal Underwriter.
(a)    Quasar Distributors, LLC, the Registrant’s principal underwriter, acts as principal underwriter for the following investment companies:

Advisors Series Trust	The Hennessy Funds, Inc.
Allied Asset Advisors Funds	The Hennessy Mutual Funds, Inc.
Alpine Equity Trust	Hotchkis and Wiley Funds
Alpine Series Trust	Intrepid Capital Management
Alpine Income Trust	Jacob Internet Fund Inc.
AIP Alternative Strategies Funds	The Jensen Portfolio, Inc.
Brandes Investment Trust	Julius Baer Funds
Brandywine Blue Funds, Inc.	Kensington Funds
Brazos Mutual Funds	Kirr Marbach Partners, Funds, Inc.
Bridges Fund	Light Revolution Fund
Buffalo Funds	LKCM Funds
Buffalo Balanced Fund	Masters’ Select Funds
Buffalo High Yield Fund	Matrix Advisors Value Fund, Inc.
Buffalo Large Cap Fund	Monetta Fund, Inc.
Buffalo Small Cap Fund	Monetta Trust
Buffalo U.S. Global Fund	MP63 Fund
CCM Advisors Funds	MUTUALS.com
CCMA Select Investment Trust	NorCap Funds
Country Mutual Funds Trust	Optimum Q Funds
Cullen Funds Trust	Permanent Portfolio Funds
Everest Funds	Primecap Odyssey Funds
First American Funds, Inc.	Professionally Managed Portfolios
First American Investment Funds, Inc.	Prudent Bear Funds, Inc.
First American Strategy Funds, Inc.	Purisima Funds
FFTW Funds, Inc.	Rainier Funds
Fort Pitt Capital Funds	Summit Funds
Glenmede Fund, Inc.	TIFF Investment Program, Inc.
Guinness Atkinson Funds	Trust For Professional Managers
Harding, Loevner Funds, Inc.	Wexford Trust

(b)    To the best of Registrant’s knowledge, the directors and executive officers of Quasar Distributors, LLC are as follows:

Name and Principal Business Address	Position and Offices with Quasar Distributors, LLC	Positions and Offices with Registrant
James R. Schoenike	President, Board Member	None
Donna J. Berth	Treasurer	None
Joe Redwine	Board Member	None
Bob Kern	Board Member	None
Eric W. Falkeis	Board Member	None
Teresa Cowan	Assistant Secretary	None
The address of each of the foregoing is 615 East Michigan Street, Milwaukee, Wisconsin, 53202.

(c)    The following table sets forth the commissions and other compensation received, directly or indirectly, from the Funds during the last fiscal year by the principal underwriter who is not an affiliated person of the Funds.

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commission	(3) Compensation on Redemption and Repurchases	(4) Brokerage Commissions	(5) Other Compensation
Quasar Distributors, LLC	None	None	None	None

Item 28. Location of Accounts and Records.

The books and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 are maintained in the following locations:

Records Relating to:	Are located at:
Registrant’s Fund Administrator, Fund Accountant, and Transfer Agent	U.S. Bancorp Fund Services, LLC 615 East Michigan Street Milwaukee, WI 53202
Registrant’s Investment Advisor	The Appleton Group, LLC 100 W Lawrence Street, Suite 211 Appleton, WI 54911
Registrant’s Custodian	U.S. Bank, N.A. 425 Walnut Street Cincinnati, OH 45202
Registrant’s Distributor	Quasar Distributors, LLC 615 East Michigan Street Milwaukee, WI 53202

Item 29. Management Services Not Discussed in Parts A and B.
Not applicable.

Item 30. Undertakings.

The Registrant hereby undertakes to furnish each person to whom a Prospectus for one or more of the series of the Registrant is delivered with a copy of the relevant latest annual report to shareholders, upon request and without charge.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has duly caused this Registration Statement to be signed below on its behalf by the undersigned, duly authorized, in the City of Milwaukee and the State of Wisconsin on the 2nd day of May, 2005.

TRUST FOR PROFESSIONAL MANAGERS

By: /s/ Joseph Neuberger
Joseph Neuberger
Chairperson, President, and Treasurer/Principal Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on May 2, 2005 by the following persons in the capacities indicated.

Signature	Title
Joseph C. Neuberger* Joseph C. Neuberger	Chairperson, President, Treasurer/Principal Accounting Officer and Trustee
Dr. Michael D. Akers* Dr. Michael D. Akers	Independent Trustee
Gary A. Drska* Gary A. Drska	Independent Trustee
* By /s/ Joseph Neuberger Joseph Neuberger Attorney-in-Fact pursuant to Power of Attorney filed herewith.

EXHIBIT INDEX

Exhibit	Exhibit No.
Investment Advisory Agreement	EX-99.d
Underwriting Agreement	EX-99.e
Custody Agreement	EX-99.g
Fund Administration Servicing Agreement	EX-99.h.1
Transfer Agent Servicing Agreement	EX-99.h.2
Fund Accounting Servicing Agreement	EX-99.h.3
Operating Expenses Limitation Agreement	EX-99.h.5
Opinion and Consent of Counsel	EX-99.i
Rule 12b-1 Plan	EX-99.m
Code of Ethics for Registrant	EX-99.p.1
Code of Ethics for Advisor	EX-99.p.2